Filed by EMC Corporation.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Documentum, Inc.
Commission File No. 000-27358

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Elite Merger Corporation, a wholly owned subsidiary of EMC, and Documentum, Inc. (“Documentum”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on October 14, 2003, and is incorporated by reference into this filing.

The following is a transcript of a conference call by EMC and its management regarding the proposed transaction.

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and Documentum intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and Documentum are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, Documentum and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and Documentum with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’ filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Documentum’s filings may be obtained by directing a request to Documentum Investor Relations, Documentum, Inc., 6801 Koll Center Parkway, Pleasanton, CA 94566. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by Documentum on Documentum’s website at www.documentum.com.

Documentum, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Documentum stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum’s proxy statement for its 2003 annual meeting, which was filed with the Securities and Exchange Commission on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the Securities and Exchange Commission when they become available.

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Forward Looking Statements

This document contains “forward-looking statements” as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the announced plans to acquire LEGATO Systems, Inc. (Nasdaq: LGTO) and Documentum, Inc.; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC’s and Documentum’s filings with the U.S. Securities and Exchange Commission. EMC and Documentum disclaim any obligation to update any such-forward looking statements after the date of this document.

2

PRESENTATION

Operator

Welcome to the EMC conference call. At this time I’d like to remind parties during the Q and A session we will be limiting you to one question. Also, today’s conference call is being recorded. If you have any objection, please disconnect at this time. I would like to turn the call over to Mr. Tony Takazawa, Director of Global Investor Relations. Sir, you may begin.

Tony Takazawa - EMC Corporation — Director of Global Investor Relations

Thank you, Laurel. Good morning. I want to welcome you to our call to discuss EMC’s planned acquisition of Documentum.

Our agenda this morning is as follows: We will kick things off with Joe Tucci, EMC’s President and CEO. Then we’ll spend some time discussing EMC’s strategic rationale behind this deal. Then we will be joined by David DeWalt, Documentum’s President and CEO. David will discuss the strategic value of this deal from Documentum’s perspective.

David will then be followed by Bill Teuber, EMC’s Executive Vice President and Chief Financial Officer. Bill will provide some detail about the transaction and the potential financial implications. After the formal remarks, we will then open up the lines to take your questions. At that time, we will be joined by Mark Lewis, EMC’s Executive Vice President of Open Software and David Goulden, EMC’s Executive Vice President of Global Marketing and New Business Development.

Both Mark and David will be available to take your questions as well. The call will last roughly 45 minutes to one hour. After that time, EMC’s IR office is available to take additional questions. We are broadcasting live to accompany today’s formal remarks on EMC’s Web site at EMC.com.

We do encourage you to view the slides as we will make several references to the charts and data presented. Following the live call, an archive of the audio and slide presentation will be available on EMC’s Investor Relations Web site.

I would like to remind you that the call this morning and the presentation will contain forward-looking statements under the federal securities laws. Actual results may differ materially from those projected. Information concerning factors that could cause results to differ from those in our forward-looking statements can be found in EMC’s filings with the U.S. Securities and Exchange Commission. These filings are also located on EMC’s Investor relations Web site at EMC.com under the heading “Financials.”

In connection with this transaction, EMC and Documentum intend to file a proxy statement and prospectus with the SEC. Investors are advised to read this filing when it becomes available. This document and others filed with the SEC by EMC and Documentum will be available at the SEC’s Web site at www.SEC.gov and form EMC and Documentum’s Web site.

You can request hard copies of this information via the Web at www.EMC.com forward slash IR, forward slash request or you can send a written request to EMC Investor Relations or Documentum Investor Relations.

It’s now my pleasure to introduce EMC’s President and CEO Joe Tucci. Joe?

Joe Tucci - EMC Corporation — President, CEO

Thank you, Tony. And I would also like to welcome all of you to today’s conference call. Thank you for taking the time to be with us.

We are incredibly excited about Documentum joining the EMC family. Documentum is a clear leader in content management and it’s strategic fit with EMC is exceptional. And will help to continue our rapid profitable growth.

Therefore we will spend the majority of this call covering why we chose content management space to enter, why we chose Documentum, why did we do this transaction now, a little bit about the timing, in other words. We will examine the strategic step that I just mentioned, we will view the integration plans as well as the deal terms.

But before I dive into this, let me comment on another of today’s announcements, mainly our Q3 earnings pre-release. I’m pleased to report that our focus on Automated Networked Storage and Information Life Cycle Management is paying off.

In Q3 we achieved revenues of $1.51 billion which represent a 2% quarter-on-quarter growth and 20% year-on-year growth. For the first three quarters of 2003, our revenues are up 11% over the first three quarters of 2002. We are clearly growing stature in the storage market as a whole and gaining share.

This past quarter we exhibited excellent balance across hardware, software and services, as well as across product lines. Our earnings per share were 7 cents which included a 2 cent per share one time tax benefit.

On this call, we will make no additional comments on the quarter. But please join us on Thursday for a full details of our Q3 results. While I am on the subject of preliminary releases, I am also pleased that both future members of the EMC family, Legato and Documentum, have also pre-announced strong Q3 results.

As background for the discussion on our Documentum acquisition, I’d like to refer you back to the slide we used in our analyst day presentation on August 6th which depicted our evolution from direct detached storage in 1991 to Automated Networked Storage Solutions which we launched in 2002. At that time, we also rolled out our Information Life Cycle Management vision and strategy which will form the foundation of our future growth.

We have defined Information Lifecycle Management or ILM, as the alignment of storage technologies, products, services and processes that help customers maximize the value of their information at lower overall costs while safeguarding and protecting it over time. As we increasingly automate these capabilities, it is crucial that we are able to classify data and implement policies, as well as manage and tiered and unstructured information along with traditional data. The ability to deliver comprehensive Information Lifecycle Management solutions requires deep understanding and leadership in not only storage technologies but in other key storage software technologies.

Also at our August 6th analyst day we restated our resolve to drive corporate license revenue to 30% of total revenue by early 2005. We stated our software revenue which included Legato would grow to 26% of total revenue by Q4 2004. In 2005, we believe Documentum will add approximately 2 additional percentage points to our software license revenues bringing us to a tick over 28 percentage points.

By the way, if you look backwards over the last four quarters, in other words Q4 of 2002, Q1, 2 and 3 of 2003, and take the software run rate of EMC, Legato and Documentum together, both license revenue and software maintenance revenue, our combined corporate revenues would have been $2.2 billion. By any measure a sizable software company.

Now let me turn to the question of why did EMC turn to the content management space. The answer is simple. First and most importantly content management is the perfect fit for EMC’s strategic direction Information Lifecycle Manage. I believe and most industry analysts agree content management is becoming the single fastest growing software segment in the enterprise.

As a proof point, let’s look at the incredible opportunities around unstructured data. To define what unstructured data is, I find it most useful to use example. Examples of unstructured data would include videos, audio clips, pictures, X-rays, e-mail attachments, Web content, seismic information, human genome information, et cetera, et cetera, et cetera.

In fact, the vast majority of all information is now unstructured. And unstructured data is the fastest growing data type. Almost all new unstructured data is being created from its onset in digital format and it simply is not well managed.

Next, I’d like to take, to talk a little bit about why Documentum. EMC is focused on building a very strong infrastructure layer including tiered storage to suit the wide variety of information needs. We have specifically built a technology platform totally dedicated to unstructured data with a fixed content requirement.

The platform is Centera. It continues to be wildly successful and continues to be our fastest growing platform. With Documentum, we now are adding the intelligence layer which brings structure to unstructured information enabling our customers to put their data in the right place at the right time allowing managed access through data tagging, check in, check out, compliance assurance, collaboration, while providing full audit and information tracking.

So why Documentum? Well, in short we believe Documentum has the most complete set of offerings in this intelligence layer. When we looked at the enterprise customer base of Documentum, it is remarkably similar to EMC.

And very importantly the vision of where both management teams, the Documentum management team and EMC’s management team wants to take this technology is virtually identical across both of our companies. Dave DeWalt will speak in a few minutes and I’m sure he’ll add more color on this subject.

With Documentum, EMC received an additional 265 talented software engineers which provide it’s leading content management technology. We will inherit a customer base of over 2500 enterprise customers and a distribution and support organization of approximately 400 customer facing individuals and over 500 channel partners worldwide.

And of course, as was the case with Legato, we will get an additional dose of very healthy software DNA.

This slide shows how the EMC’s products, all of EMC’s products will fit together to give us the world’s most complete information Lifecycle Management offering. Our network storage platform, including Symmetrix, CLARiiON, Celerra and Centera, form the basis for giving our customers the ability to select the right platform to meet their needs.

Our infrastructure software offerings insure that customers will have full access to their information while our storage and management software provide seamless manageability across heterogenous storage environment. Our information management capabilities are significantly enhanced with the addition of Documentum’s broad content management capabilities. And our large service organization will ensure that we wrap our product offerings with a complete set of services to help our customers get maximum business benefits.

This is the same slide we showed when we talked about the Legato integration, and about how our products fit together. As you can see here, we have the EMC’s products in blue, the Legato products in red, and the incoming Documentum products in a tealish color. We believe these total offering gives us by far the most complete software capabilities in the industry, bar none.

Now let’s look at a real world example of the power that a combination of content management and specialized infrastructure such as content addressable storage can bring to a specific business application.

For a given piece of medical information to be properly retained and handled, a complex set of requirements must be met. These requirements include properly safeguarding the information, auditing the use of the records and insuring that records are not inappropriately altered. These business requirements are achieved by using solution that combines content management software that provides record level tracking and compliance with our Centera content accessible storage which insures the required data protection and [inaudible].

Let me now comment on the integration plans for Documentum. I am pleased, in fact, very pleased that Dave DeWalt will join EMC and remain President of Documentum. He will take on additional responsibilities as an Executive Vice President of EMC and part of our overall management team. Dave has broad experience in development, sales, marketing, general management. He’s a true visionary in his content management space and a great leader.

Documentum will maintain its entire management team, sales force, marketing and R&D organization. The R&D will be closely coordinated with Mark Lewis, our head of Open Software Operations to assure our combined products work seamlessly together. We will leverage our enterprise account presence, our direct sales force, our professional services organization and EMC’s strong financial position to accelerate Documentum’s revenue growth.

Let me close on my final remarks and focus them on my perspective on the timing of this transaction.

First, as the results show, we are executing extremely well across our products and business segments. Second, we have significantly beefed up our senior management team. This is most recently demonstrated with the addition of Howard Alias, a strong seasoned industry veteran now pulling on the EMC rope.

Third, Documentum was at a decision point themselves. Size matters and they had to make decisions about acquisitions themselves versus becoming integral part of bigger team to realize their potential. Fourth, the Legato acquisition has been extremely well planned. The closing date is now scheduled for October 20 and I assure you that when the whistle blows, every one will know exactly where to go and what to do.

Finally I have the added confidence and assurance that Dave DeWalt and his seasoned Documentum management team will continue to lead the charge in this important state now with more resources behind them than ever before. I will now turn it over to Dave DeWalt and he can add a little bit of his comments and color on the prospects for this merger between Documentum and EMC.

Dave DeWalt - Documentum — President, CEO

Okay. Well, thanks, Joe. I really appreciate it. Good morning, everybody. Wow, I am very excited to be here today.

Before I give you an overview of Documentum and enterprise content management, I would like to take a moment to thank our customers who have deployed our solutions over the last 13 years, our shareholders, our partners and especially employees who have helped us to grow to become the leader in this category. I’d also like to really thank the EMC management team, who has shown us an amazing professionalism, and an energy I haven’t seen before in the industry. I truly believe with my heart EMC is an ideal and perfect choice for Documentum at this time in our company’s history and I really look forward to working and growing with them.

Today we pre-announced also our Q3 ’03 earnings. I’m very pleased to announce that we beat Q3 consensus revenue estimates marking our 8th consecutive quarter of growth and our fourth consecutive record of quarterly revenue. We anticipate revenue for the third quarter of approximately $73.5 million an increase of 31% over revenue of $56.3 million reported for the third quarter of a year ago 2002 and an 8% sequential increase over $68.2 million reported for the second quarter of 2003.

On a GAAP basis and based on preliminary financial data, the company’s estimates of diluted earnings per share for the third quarter will be approximately 2 cents as compared to diluted earnings per share of 5 cents reported for the third quarter of 2002 and 1 cent for the second quarter of 2003. Based on preliminary financial data, the company estimates non-GAAP diluted earnings per share for the third quarter of approximately 11 cents as compared to diluted earnings per share of 5 cents reported for the third quarter of 2002 and non-GAAP diluted earnings per share of 7 cents for the second quarter of 2003.

Similar to EMC’s pre-announcement, the positive results Documentum will also be having a conference call of more details of our financials on October 21st, Tuesday of next week, please join us then.

Turning to the market opportunity as Joe mentioned, of the vast volumes of today’s business information, over 80% of this information is unstructured. Unstructured content is information like Web content, documents, e-mail, records, paper, or audio and video files. Basically unstructured content are the assets stored in file systems with EMC a part of today.

That represents things like brand, products, operations and services of all companies. This information is increasing at an astounding percent. About 200% per year. And much of it is lost and must be recreated time and time again. In fact typical knowledge workers at global 2000 firms spent up to 40% of their time or nearly half their working days simply looking for information they need to do their jobs.

For EMC and Documentum, the market for unstructured information represents a vast opportunity for our combined companies. Combine the share volume information with new regulatory requirements that dictate how this information gets stored, when it must be kept and how it must be discarded, and you can understand why enterprise content management is becoming a mainstream requirement for today’s enterprise.

Without a comprehensive system for creating and managing content, the result is lost market opportunities, increased market expense, a reduction in employee productivity and a greater risk of non-compliant business practices.

Documentum helps in this area. Our approach to unstructured content management is to provide a universal repository in which customers can aggregate, manage and deliver all types of business information, including documents, Web, XML files, audio and video and all other content types that you see on this slide.

This approach enables customers to assemble and combine different types of information to create different types of applications. We call these content rich applications including Web apps, portal applications or customer user interfaces for the desktop or Web browsers.

What makes Documentum’s approach unique is that we not only enable you to put all kinds of content in one place that is universally accessible, but we offer all of these services required to treat each type of content uniquely. For example, XML content needs to be validated chuck assembled while video files need to be ingested and streamed.

At the heart of the platform are content services including all the capabilities to create, manage, deliver and archive content. This includes library services, such as security work flow, vergent control and so on as well as many more advance capabilities such as content intelligence and rich media management.

Content is stored in our highly scalable repository which is capable of handling mass quantities of content and all formats and languages and supporting vast numbers of users. All of the functionality of our enterprise content platform puts Documentum at the forefront of content life cycle management.

Now that we have joined forces with EMC, all of that enterprise information is backed up and supported by the broadest array of storage options that enable us the lowest total cost of ownership and a cost-effective mechanism for storing and archiving the advance quantities of business information. By combining enterprise content management with the storage and information systems of EMC and Documentum, we can now deliver the first end to end Information Lifecycle Management solutions.

This combination enables the intelligent aggregation, management and distribution and archival of business information while freely moving and replicating content between cost-effective storage mediums as the value of that information changes. We firmly believe in EMC’s vision of Information Lifecycle Management, and Documentum’s products represent an extension of EMC’s definition of Information Lifecycle Management or ILM.

Documentum’s vision in our tag line has always been to unite the world through content. And what we mean when we say this is that we connect people and processes and content across organizational boundaries allowing a seamless flow in exchange of ideas and information. This results in lower total cost of ownership.

Our customers can deploy a small number of products with less support maintenance and integration. In addition efficiencies are enhanced, content can be reused and eliminating costly recreation and duplication. And customers can reduce risk by selecting, deploying and maintaining a solution this is supported with a content infrastructure and eco system of our trusted partners.

As you can imagine I’m getting a lot of questions. You know, why is the right time now for this merger? Documentum has continued to experience exponential growth for past years. We have grown license revenues 35% in calendar year 2002. We redefined the enterprise content management market by delivering most industry’s most complete platform for managing unstructured assets and we now have over 2700 customers standardizing on our platform.

Since Documentum first partnered with EMC last year, both companies recognized by joining forces and bringing together two industry leaders, we had an opportunity to redefine information management and market solutions that address the full range of customer content management requirement. Together, Documentum and EMC can deliver solutions that combine intelligent information storage with a full range of enterprise content management for complete Information Lifecycle Management.

We believe that ILM can help customers maximize the value of information at the lowest total cost at every point in the Information Lifecycle from creation and use to archive and disposal. We also believe that ILM is the next trend in content management and will drive the next major waive of growth in this market.

I have also been asked why we selected EMC. For the reasons I just mentioned, I believe we have a highly complementary product fit and will raise the bar for storage and information management solutions. Not only is EMC the leading vendor in their category with the most complete ILM vision, they have the resources to pull it off.

We plan to leverage their extensive set of resources, deep relationships with customers and vast sales channels to sell our content management software. Their enterprise access and relationships accelerates our penetration in these large accounts. And of course their investments in R&D will help us continue to innovate and build world class customer solutions.

I’ve also met with many of the management team of EMC and can honestly say that our cultures are extremely synergistic. Both sets of employees are committed to building world class solutions and to achieving the highest level of customer satisfaction. In fact our teams already work together in partnering on Centera and have had an outstanding relationship prior to this.

I also like to take a moment to tell you a bit about who we are and where we’ve come from.

Documentum was born out of [Gerocks] Park over 13 years ago and are first to market with Documentum solutions, document management solutions. In 1998, we delivered [EVMS] 98 a revolutionary product and set of capabilities for managing documents.

In 1999 we released Documentum 4I. Web enabling our entire platform. In 2002 we acquired four companies giving us new functionality, from content aggregation and distribution, to records management and to the ability to manage digital assets.

Our most important acquisition was the acquisition of a Massachusetts company called eRoom, giving us the ability to offer our customers collaborative solutions and extending the category of enterprise content management. I consider the past 13 years Phase 1 of Documentum’s life. I am thrilled to embark now on Stage 2 where we will join forces with EMC to deliver end to end solution for Information Lifecycle Management.

EMC’s leadership and storage and information management and our leadership in enterprise content management makes an unbelievably powerful combination. The market opportunity is extremely large and I can’t think of a more synergistic company for us to join.

With that let me turn the call over to Bill Teuber, EMC’s Chief Financial Officer for the financial details.

Bill Teuber - EMC Corporation — Executive Vice President, CFO

Thank you. Thanks, Dave and good morning. I’ll spend a few moments this morning discussing the financial aspects of the transaction and the impact to our financial statement.

EMC is purchasing Documentum in an all stock transaction. Documentum shareholders will receive 2.175 EMC shares per Documentum share for which we’ll issue approximately 109 million shares. Following the close of the deal, which we expect to happen in early Q1 of 2004, EMC shareholders will represent more than 95% of the merged company.

Based upon EMC’s closing price yesterday of $14.45, and using Documentum’s fully diluted outstanding shares the transaction value is approximately $1.7 billion. The value of the transaction will be finalized using a stock price that represents the average closing price several days before and after the announcement of this transaction. Once the price is finalized the allocation of the purchase price will be based upon an appraisal to be completed at closing.

Based upon yesterday’s closing price, we currently estimate that the transaction will result in approximately 230 to $280 million of intangible assets, 30 to $50 million of in-process research and development charges and some other integration costs and 1.5 billion to $1.6 billion of goodwill.

Joe and Dave have taken through the strategic vision of the combined company so let me spend a few minutes on how the financials play out.

The EMC Documentum combination creates new opportunities for revenue growth in Information Lifecycle Management solutions, Documentum complements and expands EMC’s storage and information management software by adding content and management capabilities for unstructured data. The acquisition also moves us closer to obtaining our stated target of achieving 30% of our revenues from software.

Now let’s take a closer look at how Documentum’s revenues will impact our revenue mix. EMC’s software revenue mix for first half of 2003 was 22%. Moving forward, when you factor in both Legato and Documentum our software revenue mix for full year 2004 should increase to 26%. We anticipate exiting 2004 with a software mix run rate of 27%. We will report Documentum software revenues in our open software line.

The remainder of documents and revenues come from a services business and we expect to be able to grow this business in line with their software business as we move forward. We’ll report this services revenues in our service line.

While software licenses are an important component of our revenue mix, software support clearly is tied to that business. Looking at EMC’s past four quarters and factoring in both software licenses and support revenues, these categories accounted for approximately 27.5% of EMC’s revenues over that period. Including Legato and Documentum, software licensing support revenues would have increased to 34% of total revenues for this time frame. And, as Joe indicated, the combined software license and support revenues would have been approximately $2.2 billion over the past four quarters.

On the gross margin front, adding Documentum to the mix should increase our gross margin by somewhere around 1% depending on the size of the intangible amortization recorded in the cost of goods sold line.

Revenue from Documentum should be consolidated in our financial statements in Q1 of 2004, at which time we will also recognize the in-process R&D expense currently sized between 30 to $50 million. Within this amount there will be some integration costs related to the transaction.

Turning now to the growth rates of the combined company. At our analyst day in August, we discussed our outlook for EMC and EMC plus Legato. Let me now add Documentum to that mix so you can see what happens to the growth rate when you add Documentum’s 2004 consensus estimate to the numbers.

Consensus revenue estimates for EMC in 2003 are approximately $6 billion. For 2004 as we indicated at analyst day, we expect 13% organic growth giving us $6.790 billion. Legato consensus revenues for 2003 are $315 million. For 2004 consensus estimates call for $357 million. This also represents 13% growth.

For Q4, Legato’s consensus revenue estimates are $85 million. However, because we expect to close the deal on or around October 20th, we will only own Legato for seven days this quarter, resulting in an estimated $75 million Legato contribution to EMC’s revenues in Q4. Adding the $75 million Legato revenues to the EMC’s 2003 estimates yields a total 2003 projected revenue for EMC of $6.084 billion. When compared to the 2004 combined EMC and Legato revenue estimates of $7.147 billion, you get a growth rate of 17.5%.

Now let’s take another step and add Documentum revenue to this equation. All three consensus estimates for Documentum in 2004 are $322 million. Assuming this transaction closes at the beginning of January, and adding this to the EMC plus Legato’s revenues would result in an annual revenue growth rate of approximately 23% in 2004.

Moving now to the rest of the income statement, given the up front, in-process R&D charges and other integration costs, we expect the transaction to be dilutive by 2 cents per share for the first quarter of 2004. It should not materially impact EPS for the remaining quarters of 2004 and we expect it to be slightly accretive in 2005 earnings.

With that, I’d like to turn the call over to Tony to begin the question and answer session.

Tony Takazawa - EMC Corporation — Director of Global Investor Relations

Thanks, Bill. Before we open up the lines, we ask your cooperation in limiting yourself to one question. This includes clarifications. There are a lot of callers on the line and we want to make sure that as many callers as possible are able to ask questions. We thank you for your help with this. Laurel, can we open up the lines, please?

QUESTION AND ANSWER

Operator

Certainly. At this time I would like to remind parties star 1 if you have a question, please. Star 1 for questions. Our first question comes from Laura Conigliaro. Please state your company name and you can ask your question.

Laura Conigliaro - Goldman Sachs

Yes, Goldman Sachs. To what extent does this accelerate Centera sales and if so why does it take you until early 2005 to make this accretive?

Joe Tucci - EMC Corporation — President, CEO

This is Joe. Basically, we, you know, we’re not giving any guidelines as to how fast we’ll accrete in size. We basically think playing the two together, Centera with Documentum, could, will, hopefully increase the growth rates of both. Obviously as we put forth consensus estimates, what Bill is showing you is kind of just what the analyst community expects. On top of this, as we dig deep and go to market together, there is opportunity to grow faster than we predicted. Right now, we want to just stay at kind of at the conservative guidance that’s out there today.

Laura Conigliaro - Goldman Sachs

So basically the numbers that you’re giving are really are just reflective of consensus numbers and that sort of thing.

Joe Tucci - EMC Corporation — President, CEO

Right, Laura.

Laura Conigliaro - Goldman Sachs

Okay.

Bill Teuber - EMC Corporation — Executive Vice President, CFO

Laura, the other thing I want to mention is there’s a fair amount of intangibles in there that will be happy to amortized and that’s a new expense stream for both entities.

Tony Takazawa - EMC Corporation — Director of Global Investor Relations

Next question, please.

Operator

Omar Al-Midani, your line is open and please state your company name.

Omar Al-Midani - SoundView Technology

Yes. SoundView. Can you please explain how synergistic this is really to the company? You’ve mentioned that an example on Centera NAS, and unstructured there, seems to really touch, you know, storage like Centera. Why would you make such a huge acquisition for what seems to touch only a very, very small part of your product? I just want to mention, Centera did not really grow more than, net absent your story even though your company is much larger.

Joe Tucci - EMC Corporation — President, CEO

I think the last statement you made is not true. I can assure you, it’s growing a lot faster. This issue here is, I think maybe the way we kind of presented it today, is that definite link because Centera was built, purposefully built for fixed content. That does not mean that everything we do with our NAS product line, everything we do with the Symmetrix product line, everything with the Centera product line, excuse me, the CLARiiON product line, everything we do with the CLARiiON ATA product family, does not also, it’s very capable and does, in many, many situations, hold unstructured data. Remember, more than 50% of all the information that is stored now is unstructured. And not all of this information by definition can be on the Centera despite its massive success.

This does help our entire platform product but also augments our software to give customers a better end to end solution. Maybe Mark Lewis would like to add something to that.

Mark Lewis - EMC Corporation — Executive Vice President of Open Software

Just a couple of comments, Omar. First and foremost, understand the competitive position with Centera around content addressable storage, we believe we’re the only real player out there with this functionality today. [Inaudible] trying to introduce some things. The market that we include there was like near store is also supplanted by our CLARiiON ATA product line so you really have two products from EMC playing in that one space, so there’s a much larger market we believe in growth rate for EMC across this overall market.

Like Joe said, content management is about all types of content, it’s about us having the capability now within our ILM solutions to understand what needs to be done with records. While we talked about 80% of this new content being unstructured data, it’s going to go on all types of storage, some Symmetrix, to CLARiiON, to Centera. And Centera will hold the fixed content portion, will hold a lot of that data but the market opportunity is much, much larger.

Joe Tucci - EMC Corporation — President, CEO

Dave DeWalt, you’ve been doing this the longest, do you want to add anything on to that?

Dave DeWalt - Documentum — President, CEO

Absolutely, just to add to what Mark said, one of the things that’s very unique here for Documentum and EMC is that out of the box, we already have integration with the broad array of storage management solutions EMC has. We have the ability to take care of and integrate with NAS and SAN technologies already and have created a very unique integration with Centera and the content addressable storage.

Architecturally, we have a quite an advantage over our competition in this marketplace because we have a very unique way of adding intelligence to EMC’s infrastructure layer and sort of upgrading the file systems, if you will and the storage systems to add intelligent repository it. That intelligent repository can really give us a tremendous sort of unique opportunity and leverage against our competitors in this market.

So, not only do we have the ability to leverage and help grow the Centera area, but frankly, all areas of the storage platform. So we think we have a very unique fit and very outstanding architectural fit with the company. So this is exciting from our standpoint. Not just from Centera and CAS but across the entire storage family.

Tony Takazawa - EMC Corporation — Director of Global Investor Relations

Thank you, next question, please

Operator

Andrew Neff, your line is open and please state your company name.

Andrew Neff - Bear Stearns

Sure, Bear Stearns. If you could just address the issue of, now you’re getting [inaudible] close to that 30% line, 30%. Does this finish out your software acquisitions or are you still looking out or do you expect to get that 30% through internal growth. What is the game plan there?

Joe Tucci - EMC Corporation — President, CEO

As I said Andy in 2005, organically including Documentum would put us over 28%. And as I answered to Laura Conigliaro’s question, it doesn’t really put in the opportunity to grow, but together to grow this segment of the industry faster. So, it is very possible that we could get to our goals with this set of acquisitions. Right now, let me put it this way, we are not actively hunting right now. But over time, we’re going to look for opportunities that fit into our strategy that give us the ability to grow faster. That’s kind of where we sit right now.

Tony Takazawa - EMC Corporation — Director of Global Investor Relations

Thank you. Next question, please.

Operator

Harry Blount, your line is open and please state your company name.

Harry Blount, CFA - Lehman Brothers

Lehman Brothers. Question relates to software integration, both on the Documentum side, where you’ve kind of grown through couple of different acquisitions as well as organically and then the level of integration that is going to be included going forward with EMC.

Joe Tucci - EMC Corporation — President, CEO

Do you want to start that, Dave?

Dave DeWalt - Documentum — President, CEO

Absolutely, thanks, it’s a good question. Certainly, one of the things that we found ourselves in is an opportunity that we really created a brand new architectural release of our platform about a year ago. We call it Documentum 5. It’s the culmination of quite a few years of work.

We think we have an outstanding product cycle upon us. Over the last six to nine months, we’ve released 21 new products into our install base and we have a completely integrated new product family of the acquisitions that we’ve done. We’ve launched a product called eRoom Enterprise which was the acquisition and we’ve done a eRoom which is now tightly coupled with the Documentum repository, giving us some collaborative capabilities to the repository.

We’ve fully integrated Bulldog acquisition for digital asset management and we’ve fully integrated the TrueArc acquisition for records management. So going forward, we have a really nice platform now that is architected very uniquely and really offers up a complete set of new products to, not only Documentum’s install base but frankly the vast array of new customers that we have a chance to cross sell into that EMC offers as well.

Couple that with very little integration that we have to do with EMC or Legato’s product family, coming out of the box, integrated already, we’ve a chance to cross sell and I think that’s what’s kind of exciting here is the product cycle we are upon, with all the new products we have, and then the opportunity for cross selling into a vast array of new customers.

Mark Lewis - EMC Corporation — Executive Vice President of Open Software

Dave, this is Mark Lewis. Let me just add a little bit there. You know, we intend, obviously, to build the most complete ILM solution. That means that we want all of these products from content management through all of our other software products and data management, to work seamlessly together.

Our plan, so every one understands is to keep our major interfaces completely and absolutely open, Centera will remain absolutely open for partnerships with the completely open API. But we understand that, you know, the value we can derive here is not just about their products either, it’s about building solutions together. So we will put the plans in place to make sure all the products interoperate, are synergistic and it truly meets our needs.

The idea of having now the ability to understand what the business requirements are for a given piece of content means that we can do a lot more within our software, within the storage infrastructure, and within our platforms ourselves to take advantage of that knowledge and then operate on the data itself.

Harry Blount, CFA - Lehman Brothers

Great. Thanks.

Tony Takazawa - EMC Corporation — Director of Global Investor Relations

Next question, please.

Operator

Dave Sigman, your line is open and please state your company name.

Dave Sigman - RBC Capital Markets

Thank you. It’s RBC Capital Markets. If you could just give us a little bit of additional color on the go to market both from a direct and a channel standpoint how you see the integration there. Thanks.

David Goulden - EMC Corporation — Executive Vice President of Global Marketing and New Business Development

This is David Goulden. Let me talk to you about how we’re going to coordinate the go to market. We are going to continue to have the documents themselves [inaudible] working in the document division, directing their market opportunity. In our largest global account as we discussed on analyst day, our account managers will be the relationship manager for all of the combined EMC resources, bringing them together to provide total solutions in those large enterprise accounts so we’ll have a coordinated approach across enterprise accounts and across the rest of the marketplace. And we’re looking to maximize our reach across all of our different channels with additional cross selling where opportunity provides itself.

Dave Sigman - RBC Capital Markets

Thanks.

Tony Takazawa - EMC Corporation — Director of Global Investor Relations

Next question, please.

Operator

Thank you. Bill Shope, you may ask your question and please state your company name.

Bill Shope - JP Morgan

Okay, Bill Shope from JP Morgan. Can you give us an idea of the overlap in your current customer base in particular, if you can give us an idea of the current percentage of EMC installations that EMC customers that are using Documentum? And also remind us of what you think the market opportunity is for Documentum’s particular marketplace as well as the overall content management market? And then second of all, could you help us to understand Documentum’s current pricing model, how this compares to EMC’s software pricing model and whether or not this could change as the acquisitions integrate?

Joe Tucci - EMC Corporation — President, CEO

Dave, why don’t you take the front end of that and then David DeWalt can take the back end of that question.

David Goulden - EMC Corporation — Executive Vice President of Global Marketing and New Business Development

Thank you. Again, this is David Goulden. Let me talk a little bit about the overlap. Documentum’s customer base is [inaudible] with global 2000 marketplace which obviously has a very high overlap indeed with EMC. As we’ve looked across our top 100 customers, for example, there’s significant amount of overlap and therefore additional opportunity for cross selling into that marketplace.

In terms of market size and growth and price, let me turn that back to Dave DeWalt.

Dave DeWalt - Documentum — President, CEO

Okay. Thanks. Maybe I can just add on David to your comment. We’ve been seeing a lot of recent synergies between EMC and Documentum obviously and more and more of our customers at Documentum here have been requesting intelligent storage management of what is essentially becoming huge amounts of content in our repositories. We’ve been seeing some very large opportunities for mainframe downsizing opportunities, particularly around imaging and archiving and fixed content areas. It’s a perfect sort of area of Centera and Documentum coming together. So more and more we’re seeing our customers demanding a sort of integrated stack at this level. That’s the genesis for, I think, a lot of inertia moving forward.

To answer the second part of the question, just on the pricing models, Documentum has a user-based model, a seat-based model is a good way to think about it. We charge by seat and we also have add-on modules that are CPU in orient. So we have a nice balance to approach sort of departmental type applications with seat models, grow that into enterprise solutions, as well as offer CPU-type models that give some unlimited access to a CPU and repository for both inside and outside the firewall. So a nice balance of both seat and CPU.

Tony Takazawa - EMC Corporation — Director of Global Investor Relations

Next question, please.

Operator

Thank you, Dan Renouard, you may ask your next question and please state your company name.

Dan Renouard, CFA - Robert W. Baird

Sure, Dan Renouard from Baird. Quickly, can you just give us a breakdown between channel, both one and two tier to the extent you have a break there versus direct? And then how many salespeople? I missed that, thanks.

Joe Tucci - EMC Corporation — President, CEO

Dave Dewalt.

Dave DeWalt - Documentum — President, CEO

Yeah. So essentially, we have approximately 130 unique quota carriers in the company. We have over 400 customer facing personnel to give you an idea. We also have over 500 channel partners. We do approximately 70, 80% of our business, quarter-over-quarter in what we call partner-influenced revenue. Partner-influenced revenue is revenue in which a partner has helped transaction by at least 50% of the sales effort or more, is the way we have categorized that.

We’ve been growing that, that is grown from the mid-30s low 40s over the last eight quarters to now nearly 80 plus percent. We do about 90% of our business direct channel selling with all of this partner influence at about 10% indirect, where we didn’t take the paper at all. And the 10% has been growing, this is areas like OEM business and hosted type business, new partners and government-type channels. So obviously we see some opportunity to expand both models here moving forward.

Dan Renouard, CFA - Robert W. Baird

Okay, thanks.

Tony Takazawa - EMC Corporation — Director of Global Investor Relations

Next question, please.

Operator

Clay Sumner, you may ask your question and please state your company name.

Clay Sumner - Legg Mason

Thanks, the company is Legg Mason. Question for Dave DeWalt and Mark Lewis. Without his application extender I thought was a content management product. Can you kind of differentiate that product from Documentum’s product set and maybe talk a little bit about where these products or Documentum’s and Legato’s products will need to be integrated.

Mark Lewis - EMC Corporation — Executive Vice President of Open Software

Sure. Clay, per the chart we showed, we wanted to be very upfront with how the we though the products fit together and as you see there are a couple of areas where you see product from both the Legato offering and the Documentum offering in the same category.

We believe there is actually a lot of synergy here in these products in terms of the markets, principally, in which they are sold. While they both fit the product categories, what you are looking at with application extender is a much more commercial, departmental segment product, much more used in the space for an out of the box kind of application environment in certain target markets. And obviously the Documentum solution overall is geared towards an enterprise repository for that information.

Now, our intent will be to extend the reach of the overall product line it capitalized on the synergies there, but we don’t frankly see a large degree of overlap. As a matter of fact, we believe it is a way to enhance the depth of the overall portfolio. Much as we have done, say, in our storage management space with our control center offering, at the enterprise level, and our visual product lines in the mid tier.

Dave DeWalt - Documentum — President, CEO

Mark, if I could just add on, those are excellent points. One other area I would comment on is both the app extender and the e-mail extender are very complementary as Mark just outlined. We also at Documentum have been working on the whole application area for e-mail and being the infrastructure for unstructured content for e-mail. And as a result, we have been building e-mail server site capture type products. We haven’t even gotten all the way in to the market with that. Legato’s e-mail extender products are perfect sort of complementary fit between us capturing e-mails and then using our repository services to then store, manage and archive it and then obviously flow that through the EMC line.

So there is a really nice complementary are on the e-mail extender, on the app extender as well, a nice complementary fit, not only from a bifurcated market of medium enterprise and then enterprise kinds of customers, but also the ability to capture again things like reports and other types of information coming off the applications themselves. And again, manage those into the Documentum repository. So we plan to completely leverage both product families and then help to create a much bigger and better solution across Legato and Documentum.

Tony Takazawa - EMC Corporation — Director of Global Investor Relations

Next question, please.

Operator

Chris Russ, you may and your question and please state your company name.

Chris Russ - Wachovia Securities

Wachovia Securities, good morning. The question on the selling model, do you anticipate training the entire EMC sales force on selling the Documentum product offering or just a subset or are you just going to be using the existing direct sales channels at Documentum?

Joe Tucci - EMC Corporation — President, CEO

We will would not, first of all we would give kind of overall 50,000 foot training to everyone, obviously. But, you know, this world is all about specialization and focus in my book. There is no company in size that has a single sales force that knows all the company product offerings and it’s [inaudible] to market. What we need to do as David Goulden pointed out is to bring this together at a given customer, enterprise customer, we need to have like a single gatekeeper from EMC so we feel like we have one space. You know, you coordinate how we do problem tickets and things like that in the background.

But, you know, specialization is the key to the future, [inaudible] sales force, we will use for this, grow in space as Documentum, of course they will have their own path to market as well as leverage through our large existing enterprise sales force which I think will be a great benefit.

Chris Russ - Wachovia Securities

Okay, great. Finally a question for Bill. Is there a collar or the transaction?

Bill Teuber - EMC Corporation — Executive Vice President, CFO

No.

Chris Russ - Wachovia Securities

No collar, okay. Thank you.

Tony Takazawa - EMC Corporation — Director of Global Investor Relations

Next question, please.

Operator

Thank you. Tony Sacconaghi, you may ask your question and please state your company name.

Tony Sacconaghi - Sanford Bernstein

Yes, it’s Sanford Bernstein. Could you comment specifically on what platform Documentum’s currently being sold into and specifically, what percentage of Documentum sales are on EMC, and within EMC, how much is on non-Centera platforms?

Joe Tucci - EMC Corporation — President, CEO

Why don’t you start that, Dave?

Dave DeWalt - Documentum — President, CEO

Okay. So we certainly have a very open architecture from the platform point of view. As an architecture, we have the ability to run, obviously on multiple operating systems. Today we support nearly all flavors of Unix, Linux, Windows NT, so on. We have many different ports if you will for the applications server tier, BA, Web Logic, IBM, Web Sphere, Oracle [inaudible] so on. We also support many databases in architecture.

And then of course from a platform point of view for our storage, we certainly support EMC. Frankly, EMC is the primary strategic port that we have. We only have one other small port and that was Net AP and it’s a very small percentage, as in kind of one digit kind of numbers, less than that even 1%, 2% kind of numbers for Net AP.

So very small kinds of numbers, much larger numbers for EMC. I don’t really have the full numbers on what percentage EMS is of our install base as a platform but frankly it’s been growing, we continue to see that particularly as I mentioned before in a lot of the opportunities for main frame sort of right sizing in the content space.

As you saw sort of the mid ’90 and earlier ’90s a lot of the database right sizing on a mainframe we’ve been seeing that in the content management space. And as a result, we’re able to as a combination really look at storage and infrastructure. We recently did a billion object-type scalability test. We’ve seen a tremendous amount of scale now and sort of attacking new, much higher end markets as well.

There’s a really nice combination here that scales it’s proven and we have a lot of customer references to hit the ground running right away.

Joe Tucci - EMC Corporation — President, CEO

Let me put a little point of clarification. The majority of where EMC is installed with Documentum, kind of non-Centera, more Symmetrix than CLARiiON. The questions was maybe for comparing Centera to Near Store from Net Ap and to me, it’s a totally wrong comparison. Near store, from Net AP is very much more akin to what we have with the CLARiiON with our ATA [inaudible].

The Centera is a purposely built platform for fixed content with assured immutability and it’s just got an ease of how you manage these objects construct rather and a file construct. So it’s just a very different system, obviously. We see great synergies between the Centera and the Documentum offerings as we go into the future. It’s a terrific match. But all of our product families continue to be fit.

We are going to keep the Documentum platform open so it will work with other storage platforms. We’re going to do nothing that kind of ties it into EMC. Hopefully, if you look at our broad offerings both hardware software our service capabilities, the propensity of customers now more than ever to deal with the bigger customer that wants to, for a complete solution, or [inaudible] solutions, we think we have those. Those are the advantages that we have.

Tony Takazawa - EMC Corporation — Director of Global Investor Relations

Thanks. Next question, please.

Operator

Thank you, Keith Gay, you may ask your question and please state your company name.

Keith Gay - Thomas Weisel Partners

Hi. Keith Gay, Thomas Weisel Partners. Actually most of my questions have been answered but also is there a breakup fee on the transaction?

Bill Teuber - EMC Corporation — Executive Vice President, CFO

There is a breakup fee.

Tony Takazawa - EMC Corporation — Director of Global Investor Relations

We’ll take one more question, please, Laurel and then Joe Tucci will come back with a few closing comments.

Operator

Thank you. Brent Bracelin, you may ask your question and please state your company name.

Brent Bracelin - Pacific Crest Securities

Pacific Crest Securities. Thank you. Just trying to get a better understanding how tightly coupled content management software and actually the storage hardware itself, has been sold at least in tandem in the past? And then I guess the second question would be, given that 80% or more of Documentum’s business is partner influenced, what other key storage partners does Documentum work with outside of EMC?

Joe Tucci - EMC Corporation — President, CEO

Do you want that?

Dave DeWalt - Documentum — President, CEO

Absolutely. So, like I mentioned earlier, we are tightly coupled already in that we have full integrations of NAS, SAN and CAS technology. Our architecture is set such that we have a component of the architecture that allows us to write a content ID out to a file system or intelligent storage device. And so we have this architecture already. What I think it is very unique here, frankly our ability to sort of upsell from the file system and storage environment to include an intelligent sort of repository, an intelligence layer. Sort of what Joe is describing, sort of intelligent layer of content meets an infrastructure layer that combines a real solid sort of virtual repository for structured and unstructured information.

So, the nice part about this is, with compliance, with records management, with the growing volume of unstructured assets in the enterprise, the intelligence of this is becoming critical. So we can no longer just store content on a simple file system. What we are seeing is, a lot of these file systems requiring security, administration, authenticity, and high availability, cashing and replication, all things that EMC brings to Documentum. So, more and more, the sort of visions of these two things are coming together. Our customers are asking for this and we’re required to bring it, especially when you are looking at global 2000 companies and these mission critical assets in them.

I talk a lot about some of the big customers of ours. We have a lot of major pharmaceutical companies, finance companies. One of the major applications in there is what they call a new drug application or and NDA. These are clinical trial documents that basically gets submitted to the FDA. These are enormous volumes of content that get delivered both electronically and in paper form to these agencies and it is absolutely critical that they have secure storage infrastructures underneath them.

These infrastructures need to be maintained for 20 years or more sometimes. The value of that information is extraordinarily important to these industries. Aircraft industry, with the Boeings and Air Bus, big customers of ours, again same types of things with aircraft manuals, medical records, digital assets like video and tape for broadcasters. You’re just seeing more and more intelligence being required for the management of that infrastructure so the file system, the storage infrastructure gives us an upstanding sort of upgrade to that in terms of Documentum. And that’s the vision.

Brent Bracelin - Pacific Crest Securities

The other key storage partners, the audience that you [inaudible] today?

Dave DeWalt - Documentum — President, CEO

Like I said, EMC’s been the primary one. I mean, just look at the market share that they have. Many, many of our customers already integrated together, particularly in the SAN and NAS areas and we already have that architecture, Symmetrix, CLARiiON type customers. It’s view. We just have a new partnership that has been coming on with Net Ap but not much there. We do not have an integration with Hitachi’s line. So frankly for us, we have had a great inertia with EMC already and not a lot of dependency there on other platforms.

The good news here is I think we can even take that further with some very unique capabilities. We’ve got some very interesting ideas of how to leverage even more of EMC’s infrastructure which I think can really serve any of our competitors in this marketplace. I think this is a real game changer for unstructured content.

Brent Bracelin - Pacific Crest Securities

Thank you.

Joe Tucci - EMC Corporation — President, CEO

Let me add one thing to that too because I’m, either you live through the pledge or you die by that pledge and I’m telling you we’re going to live through to that pledge. Everything we do in [inaudible] will be open. So we will actually, seems like I am going against myself. We will actually put additional funding into Documentum, obviously, [inaudible] financial resources, [inaudible] and we will actually insist that we do adopt interfaces, open interfaces into the other storage players. Because if you’re going to have open software, it’s got to open and I will not play the game that way. But I will play the game is by wrapping this thing in total solutions, which bring out all the EMC benefits. Clearly as I told you, starting at analyst day and I’ve been saying it ever since, EMC is moving the same with strong storage heritage, but we’re moving it to information management quite aggressively. We see this as very logical and a good space for us to go.

Let me just put a few closing comments. I wanted to again thank all of you for coming. Again, remind you, why this space we think content management is the fastest growing corporate segment in the enterprise. We think it is a natural fit into our ILM strategy and it will basically have significant revenue synergy in the future which will expand and propel our future growth. I’m very confident of that. I am 100% believing in our management team which includes our two newest members, David DeWalt and David Wright. We have the bandwidth and of course our newest member, Howard Alias, we have the bandwidth to pull this all off. Again, I can assure you, as long as I live and breathe you can count on us to keep our laser focus on our ability to execute with incredible crispness and openness. Again, thank you very much for your time, we appreciate it. I look forward to seeing you all out there in person. Bye-bye.